FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 333-150010

For the Month of October, 2010

MS&AD Insurance Group Holdings, Inc.

(Translation of registrant’s name into English)

3-7, Yaesu 1-chome,
Chuo-ku, Tokyo 103-0028, Japan

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Information furnished on this form:

1.	[English Translation]
        MS&AD Holdings Announces Conversion of Mitsui Sumitomo MetLife Insurance Company into a Wholly Owned Subsidiary

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MS&AD Insurance Group Holdings, Inc.

Date: October 29, 2010	By:	/s/ Yasuaki Tamai
Yasuaki Tamai
General Manager General Administration Dept.

[English Translation]
October 29, 2010
MS&AD Insurance Group Holdings, Inc.
MS&AD Holdings Announces Conversion of Mitsui Sumitomo MetLife Insurance Company
into a Wholly Owned Subsidiary
The Board of MS&AD Insurance Group Holdings, Inc. (“MS&AD Holdings”) held on October 29, 2010 resolved the terms and conditions to acquire all shares of Mitsui Sumitomo MetLife Insurance Company, Ltd. (“MSI Met”) subject to approvals from applicable governmental authorities and executed a Share Purchase Agreement with MetLife Worldwide Holdings, Inc. (“MetLife Worldwide”), a subsidiary of MetLife, Inc. (“MetLife”), to convert MSI Met into a wholly owned subsidiary, as follows:

1.	Reasons for Conversion into a Wholly Owned Subsidiary
Our group positions life insurance business as an important growing business segment and since entering the individual annuity insurance market with MSI Met in 2002, we have achieved a steady growth in its business and MSI Met has established a firm status in the market as a leading company.
As MetLife expects to complete its acquisition of American Life Insurance Company in 2010, we have reached to an agreement on acquisition of MSI Met’s shares held by MetLife Worldwide upon closing, on or about April 1, 2011.
Through the conversion of MSI Met into a wholly owned subsidiary, we believe the solid coordination within our group to be enhanced.
MSI Met, as a core subsidiary in the group, will leverage the know-how and relationship with financial institutions and serve products that fit client’s needs in order to further enhance a position in the individual annuity insurance market.
Meanwhile, MetLife and MS&AD Holdings have agreed to continue and maintain a strong business relationship globally.

2.	Changes of Corporate Name through the Conversion of MSI Met into a Wholly Owned Subsidiary
MSI Met’s corporate name is planned to be changed upon closing, on or about April 1, 2011. It will be announced as soon as a decision is made.

3.	Details of Share Purchase
MS&AD Holdings will acquire all of the shares held by MetLife Worldwide, a subsidiary of MetLife, upon closing, on or about April 1, 2011.
Aggregate purchase price of the shares (both common shares and perpetual non-voting common shares) representing a 50% economic interest in the company is approximately 22.5 billion yen.

	Shares owned by		Voting rights owned by
	MS&AD Holdings		MS&AD Holdings (Note 1)
Before share purchase	Common shares:	6,579	Voting rights:	6,579
	Perpetual non-voting common shares:	0	(Voting ratio: 51%)
	Total:	6,579
	(Shareholding ratio: 50%)

Share purchase	Common shares:	6,321	Voting rights:	6,321
	Perpetual non-voting common shares:	259	(Voting ratio: 49%)
	Total:	6,580
	(Shareholding ratio: 50%)

After Share Purchase	Common shares:	12,900	Voting rights:	12,900
	Perpetual non-voting common shares:	259	(Voting ratio: 100%)
	Total:	13,159
	(Shareholding ratio: 100%)

(Note 1) No voting right is allocated to a perpetual non-voting common share.

4.	Outline of MSI Met (As of March 31, 2010)

(1) Corporate name	Mitsui Sumitomo MetLife Insurance Company, Ltd.

(2) Address	Yaesu 1-3-7, Chuo-ku, Tokyo, Japan

(3) President	Yukio Higuchi, President and Representative Director

(4) Business	Life insurance business

(5) Capital	41.06 billion yen

(6) Incorporation date	September 7, 2001

(7) Major shareholders and their shareholding ratio	MetLife Worldwide MS&AD Holdings	6,580 Shares (50%) 6,579 Shares (50%)

(8) Relationship with MS&AD Holdings	Capital Relationship	MSI Met is a 50% owned equity method affiliate of MS&AD Holdings

	Personnel Relationship	There is an interlocking director (1 person)

	Transaction Relationship	Not applicable
(9) Consolidated operating results and consolidated financial condition
(Million Yen)

	FYE March 2008	FYE March 2009	FYE March 2010
Ordinary revenue	650,221	717,122	885,402
Ordinary expense	670,432	730,775	870,857
Ordinary profits	(20,210)	(13,652)	14,544
Earnings after tax	(12,466)	(8,929)	8,922
Net assets	15,018	26,495	35,393
Total assets	2,543,102	2,470,766	3,116,508

5.	Outline of MetLife Worldwide (As of June 30, 2010)

(1) Corporate name	MetLife Worldwide Holdings, Inc.

(2) Address	United States of America

(3) Relationship with MS&AD Holdings	Capital Relationship	Not applicable

	Personnel Relationship	Not applicable

	Transaction Relationship	Reinsurance transaction between a group company of MetLife Worldwide and MSI Met
MetLife Worldwide, from whom MS&AD Holdings expects to acquire MSI Met’s shares, does not disclose details of its business including financials. Therefore, some of items required in the outline above are omitted. Please refer to the below for the outline of MetLife, a parent company of MetLife Worldwide.

(1) Corporate name	MetLife, Inc.

(2) Address	200 Park Avenue, New York, NY 10166-0188, United States of America

(3) President	C. Robert Henrikson

(4) Business	Financial services

(5) Capital	16,905 million dollars

(6) Incorporation	1999

(7) Major shareholders and their shareholding ratio	Publicly traded company

(8) Relationship with MS&AD Holdings	Capital Relationship	Not applicable

	Personnel Relationship	Not applicable

	Transaction Relationship	Reinsurance transaction between a group company of MetLife and MSI Met
(9) Consolidated operating results and consolidated financial condition
(Million Dollars, except per share data)

	FYE December 2007	FYE December 2008	FYE December 2009
Ordinary revenue	47,152	50,984	41,058
Ordinary expense	41,372	45,923	45,391
Ordinary profits	5,780	5,061	(4,333)
(per share) (Note 2)	(7.58)	(6.80)	((5.29))
Earnings after tax (Note 3)	4,180	3,084	(2,368)
(per share) (Note 2)	(5.48)	(4.14)	((2.89))
Net assets	36,985	23,985	33,498
Total assets	559,149	501,678	539,314
Dividends per share	0.74	0.74	0.74
(Note 2)

(Note 2) Unit: Dollars, fully diluted basis.

(Note 3) Earnings after tax available to MetLife’s common shareholders.

6.	Schedule

(1) Board meeting (MS&AD Holdings):	October 29, 2010

(2) Execution of Share Purchase Agreement:	October 29, 2010

(3) Transfer of MSI Met’s shares:	April 1, 2011 (tentative)

(4) MSI Met’s corporate name change:	April 1, 2011 (tentative)

7.	Prospects
MSI Met will become a consolidated subsidiary of MS&AD Holdings from an equity method affiliate as a result of the share purchase. Effects on the consolidated operating results of MS&AD Holdings subsequent to fiscal year ending March 2012 will be announced once it becomes clear.
There are no revisions to the consolidated operating forecast for the fiscal year ending March 2011, announced on May 20, 2010 due to the shares purchase.
-End-

Note Regarding Forward-looking Statements
This document includes “forward-looking statements” that reflect the plans and expectations of MS&AD Insurance Group Holdings, Inc. (the “Company”) with respect to its business and results of operations. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of the Company in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of the Company to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statements after the date of this document. Investors are advised to consult any further disclosures by the Company in its subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to: (1) economic conditions in Japan, the United States, Europe and China; (2) the extent of competition faced by the Company from Japan’s other major non-life insurance companies and new entrants in the Japanese non-life insurance market; (3) the extent of further deregulation of the Japanese insurance industry; (4) occurrence of natural disasters in Japan and elsewhere; (5) occurrence of losses the type or magnitude of which could not be foreseen at the time of writing the insurance policies covering such losses; (6) the price and availability of reinsurance; and (7) the performance of the Company’s investments.